UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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Commission File Number 0-12828

AKTIEBOLAGET VOLVO (publ)

(Exact name of Company as specified in its charter)

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S-405 08 Göteborg, Sweden

+46  31 660000

(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

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Class B, common stock quota value SEK 1,

American Depositary Shares each representing one Share of class B common stock

(Title of each class of securities covered by this Form)

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Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. Aktiebolaget Volvo (publ) (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on November 19, 1984 when the Company’s registration statement on Form 20-F became effective under the Exchange Act registering its B shares in the form of American Depositary Shares (the “B Shares”) with the Commission in connection with the listing of the B Shares on NASDAQ. The Company filed its first annual report on Form 20-F on June 28, 1985.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”), other than in offerings limited to employees of the Company and its subsidiaries.

Item 3.	Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its B Shares on the Stockholmsbörsen (the Stockholm Stock Exchange), which is located in the jurisdiction of the Kingdom of Sweden. The Stockholmsbörsen constitutes the primary trading market for the Company’s B Shares.

B. The Company was introduced on the Stockholmsbörsen in 1935. The Company has maintained a listing of its B Shares on the Stockholmsbörsen for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning December 1, 2006 and ending November 30, 2007, 95.81% of trading in the Company’s B Shares occurred on the Stockholmsbörsen.

Item 4.	Comparative Trading Volume Data

The Company’s trading volume data for its B Shares used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is December 1, 2006 to November 30, 2007.

B. During this 12-month period, the average daily trading volume (“ADTV”) of the Company’s B Shares in the United States and on a worldwide basis was 468,393 shares and 11,187,088 shares, respectively.

C. For the same 12-month period, the ADTV of the Company’s B Shares in the United States represents 4.19% as a percentage of the ADTV for that class of securities on a worldwide basis.

D. Not applicable.

E. The Company has not terminated a sponsored American depositary receipt facility regarding its B Shares.

F. The Company used the sources for trading volume information that it viewed as most likely to have reliable information to determine whether it meets the requirements of Rule 12h-6. The Company obtained trading volume information with respect to trading on the Stockholmsbörsen from the OMX Stockholm Stock Exchange and trading in the United States from NASDAQ and Bloomberg.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published notices disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on June 14, 2007 and on December 3, 2007, which were submitted under cover of a Form 6-K on June 19, 2007 and December 3, 2007, respectively.

B. This notice was disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States. In addition, this notice was posted on the Company’s website.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.volvo.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Aktiebolaget Volvo (publ) has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Aktiebolaget Volvo (publ) certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

AKTIEBOLAGET VOLVO (publ)

Dated: December 13, 2007	By:	/s/ Eva Persson
	Name:	Eva Persson
	Title:	Senior Vice President & General Counsel

	By:	/s/ Pär Östberg
	Name:	Pär Östberg
	Title:	Senior Vice President & CFO